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                             November 7, 2023

       Kian Hwa Goh
       Chief Executive Officer
       Orangekloud Technology Inc.
       1 Yishun Industrial Street 1
       #04-27/28&34 Aposh Building Bizhub
       Singapore, 768160

                                                        Re: Orangekloud
Technology Inc.
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
3, 2023
                                                            CIK No. 0001979407

       Dear Kian Hwa Goh:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 4, 2023 letter.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       Dilution, page 31

   1. Please provide us with your calculation of net tangible book value as of June 30, 2023. In this regard, we are
unable to recalculate the amounts.
 Kian Hwa Goh
FirstName LastNameKian   Hwa Goh
Orangekloud  Technology Inc.
Comapany 7,
November  NameOrangekloud
             2023            Technology Inc.
November
Page 2    7, 2023 Page 2
FirstName LastName
Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Foreign currency, page F-15

2. We note that your convenience translation is based on the rate as of December 31, 2022.
         Please revise throughout the filing to apply the exchange rate as of the most recent balance sheet date included in the filing, June 30, 2023, or as of the most recent date practicable, if materially different. Refer to Rule 3-20 (b)(1) of Regulation S-X. Unaudited Consolidated Financial Statements
Note 15. Subsequent events, page F-47

3. Revise to disclose the date through which the company has assessed all subsequent events.
General

4. We note your response to prior comment 2; however, it is still unclear whether the
         Reorganization had an impact on the company   s shareholders. Please
revise accordingly.
       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Lawrence Venick